Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

December 19, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:  Ms. Karen Rosotto

Re:	The Arbitrage Funds (Registration No. 333-30470/811-09815)
Response to Examiner Comments on Post-Effective
Amendment No. 29

Dear:  Ms. Rosotto:

This letter responds to your comments provided via telephone to Post-Effective No. 29 (“PEA No. 29”) to the Registration Statement on Form N-1A of The Arbitrage Funds (the “Registrant”) filed on October 8, 2014.  PEA No. 29 seeks to register shares of a new portfolio of the Registrant: The Arbitrage Tactical Equity Fund (the “Fund”).

1.
Comment: In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Comment: In footnote 5 of the Fee and Expense Table, disclose that the dividend and interest expense on short sales are not directly charged to shareholders.

Response:  The Registrant will revise the disclosure as requested.

3.
Comment:  Under Principal Investment Strategies, please revise the sentences “The Fund seeks to profit from investing in securities of companies whose public market valuation is significantly dislocated from the Adviser’s calculation of its intrinsic value. The Adviser’s investment approach is to identify such dislocations and to tactically purchase or sell short such securities when an attractive absolute and probability-adjusted risk-return profile is offered” in plain English and also clarify the investment strategy to provide examples of the types of situations that may cause the market price to be significantly different from the true value of the stock.

Response:  The Registrant will revise the investment strategy as follows:   “The Fund seeks to profit from investing in securities of companies whose stock price trades significantly higher or lower from where the Adviser believes it should trade. The Adviser believes such differences may occur when news and events create misperception of a company’s correct stock price.  Examples of such news and events, which the Fund refers to as ‘investment opportunities,’ include, but are not limited to:  changes in industry or sector fundamentals, announcements or potential announcements of restructurings (bankruptcies, spinoffs, and asset sales), mergers and acquisitions, earnings results and outlook, regulatory changes and litigation. The Advisor’s investment approach is to identify these differences and to tactically purchase or sell short such securities in order to achieve the Fund’s objective.”

4.	Comment: Disclose the types of debt securities that the Fund will invest in as a principal investment strategy.

Response: The Registrant will disclose that the debt securities may include corporate bonds, debentures, notes and other similar instruments.

5.	Comment: After the term “high yield” add the following parenthetical “(these are referred to as junk bonds)”.

Response:  The Registrant will revise the disclosure as requested.

6.	Comment: If known, please disclose the percentage of the Fund’s net assets that will be invested in derivatives.

Response: At this time, the Fund does not have a policy to invest a specific percentage of its assets in derivatives.

7.	Comment: Please supplementally confirm that if the Fund acts as the seller of a credit default swap that it will cover the full notional value of the swap.

Response: The Registrant confirms that if the Fund acts as the seller of a credit default swap that it will cover the full notional value of the swap.

8.	Comment: Please supplementally confirm that the Fund is not expected to incur any acquired fund fees and expenses for its first fiscal year, or revise the Fee and Expense table as appropriate.

Response:  The Fund does not expect acquired fund fees and expenses for its first fiscal year to exceed 0.01% of average net assets of the Fund, and therefore no line item for acquired fund fees and expenses is required.

9.
Comment:  Please move the sentence: “The Fund may invest in both physical gold and the securities of companies in the gold mining sector” from the Commodities Risk disclosure to the Principal Investment Strategies section.

Response: The Registrant will revise the disclosure as requested.

10.	Comment: Confirm supplementally that any convertible securities that are included in the 80% test are immediately convertible into equities.

Response: The Registrant confirms that any convertible securities that are included in the 80% test are immediately convertible into equities.

11.
Comment:  If the Fund’s investment in cash or cash equivalents, money market funds, or money market instruments, prime commercial paper and repurchase agreements are not principal investment strategies, remove the disclosure from the summary section and move it to the non-principal investment strategy section.

Response:  The Registrant confirms that the Fund’s investment in cash or cash equivalents, money market funds, or money market instruments and prime commercial paper are principal investment strategies and therefore the Registrant will retain the disclosure in the summary and the Principal Investment Strategies and Policies sections of the Prospectus.

12.
Comment:  Please revise the first sentence of the second paragraph under “Credit Risk” to remove the clause concerning U.S. Government securities being considered among the safest type of investment because that statement is not a risk.

Response: The Registrant will revise the disclosure as requested.

13.	Comment: If investing in mortgage backed securities is a principal investment strategy, include this investment in the list of principal investments.

Response: The Registrant has confirmed that investing in mortgage backed securities is not a principal investment strategy.

14.	Comment: If the Registrant intends to invest in emerging markets, please disclose the risks associated with such investments.

Response: The Registrant confirms that it intends to invest in emerging markets, and will disclose the risks associated with such investments.

15.
Comment:  Please remove the following clause that appears under Derivatives Risks “and may include futures contracts, options on futures contracts, options (both written and purchased), swaps, and forward currency exchange contracts” because this list of types of derivatives is not a risk.

Response:  The Registrant will revise the disclosure as requested.

16.	Comment: Add the risks of investing in ETFs to the “Other Investment Companies Risks”.

Response:  The Registrant will revise the disclosure as requested.

17.	Comment: The Registrant should add the risks of value investing, warrants, distressed securities, preferred stocks and small companies to the Principal Risks section.

Response:  The risk of investing in small companies is included under the Non-Principal Risks section of the Prospectus.  Registrant will add the risks of value investing, distressed securities, warrants and preferred stock to the Principal Risks sections of the Prospectus.

18.	Comment: Please add the titles of the portfolio managers and the year the Fund commenced operations to the Portfolio Manager disclosure in the summary section.

Response:  The Registrant will revise the disclosure as requested.  Please be advised that the Prospectus and SAI will be revised to disclose that Mr. Chen will be the sole portfolio manager of the Fund.

19.
Comment:  Under the section “Additional Important Information Regarding Fund Expenses And Dividends On Short Positions” there is a reference to merger arbitrage investments; however, merger arbitrage was not mentioned in the Fund’s investment strategy.  Please explain.

Response: The disclosure concerning merger arbitrage was included by error. The Registrant will revise the disclosure to remove the reference to merger arbitrage.

20.
Comment:  Please explain supplementally why the Fund feels it is necessary to include the second fee table that excludes the expenses attributable to dividend and interest on short positions and why it is not misleading or confusing to investors to exclude these expenses.

Response:  The Registrant believes that the second fee table that excludes the expenses attributable to dividend and interest on short positions provides useful information to investors because, unlike the other expenses listed in the table, the dividend expenses are not fees directly charged to shareholders, but are similar to finance charges incurred by the Fund in borrowing transactions.  Registrant believes that the second fee table is not misleading or confusing because it supplements, but does not replace, the summary section fee table and the Registrant clearly explains the difference between this fee table and the fee table that appears in the summary section of the Prospectus and the reason for its inclusion in the Prospectus.

21.	Comment: Please disclose if the Registrant has a policy requiring notice to shareholders if it changes its investment objective.

Response:  The Registrant does not have a policy requiring it to provide notice to shareholders if it changes its investment objective.

22.
Comment:  In the first sentence of the last paragraph of the Principal Investment Strategies, please replace the reference to “diversified” because it may be confusing to shareholders since the Fund is non-diversified.

Response: The Registrant will replace the word “diversified” with “invested” so that the clause will read: “The Adviser expects the Fund’s assets to be invested in various industries…”

23.	Comment: Please define what is meant by “special situations”.

Response:   The Registrant has changed the term “special situations” to “investment opportunities” and will add the following definition in the Prospectus:  “Examples of such investment opportunities include, but are not limited to: changes in industry or sector fundamentals, announcements or potential announcements of restructurings (bankruptcies, spinoffs, and asset sales), mergers and acquisitions, earnings results and outlook, regulatory changes and litigation.”

24.
Comment:  In the Principal Investment Strategies and Policies discussion and in the Statement of Additional Information, the Fund has disclosure that it may at times be concentrated.  Please explain how the Fund meets the requirements of the First Australia Fund no-action letter.

Response:  Pursuant to Section 8(b)(1), a Fund may reserve the freedom to concentrate investments in a particular industry or group of industries, as long as the Fund includes a statement in its prospectus indicating the extent to which the Fund may concentrate its investments. See Investment Company Act Release No. 7221, 37 Fed. Reg. 12,790 (June 9, 1972), and also see Investment Company Act Release No. 9011, 9011, 40 Fed. Reg. 54,241 (Oct. 30, 1975). In this regard, we note that the concentration policy is not like the sample concentration policy that the SEC indicated was not acceptable: “Although investments are normally widely diversified by industries, the Registrant reserves the right to concentrate its investments in particular industries without limitation if deemed advisable and in the best interest of shareholders.” Instead, the concentration policy of the Fund is one that is based on factors outside of the control of the Fund and its investment adviser; for example, those times when a large percentage (namely, at least 50%) of investment opportunities are occurring within the U.S. are within one industry.

This conclusion is supported by the Staff’s statement in The First Australia Fund, Inc., SEC No-Action Letter (publicly available July 29, 1999), where the Staff stated that section 8(b)(1) permits a fund to adopt a discretionary concentration policy, “provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement.” Although not an “index” fund, The First Australia Fund invested only in equity securities listed in the Australian All Ordinaries Index, an index organized by industry, which subjected the fund to the possibility, outside of its control, that a large number of such listed companies could be concentrated in one industry. In light of this, among other things, The First Australia Fund’s discretionary concentration policy was permitted. Like The First Australia Fund, the Fund’s discretionary concentration policy is driven by factors outside of its control, and is very limited in scope, for example, it only applies if 50% or more of investment opportunities are occurring within one industry over a certain period of time. In order to provide more specificity, Fund will disclose examples of potential “investment opportunities” as indicated in the previous comment response, so that the disclosure will read:  “The Adviser expects the Fund’s assets to be invested in various industries; however if, for example, a large percentage of investment opportunities are occurring within the U.S. are within one industry over a given period of time, a large portion of the Fund’s assets could be concentrated in that industry for that period of time. Examples of such investment opportunities include, but are not limited to: changes in industry or sector fundamentals, announcements or potential announcements of restructurings (bankruptcies, spinoffs, and asset sales), mergers and acquisitions, earnings results and outlook, regulatory changes and litigation.” This further disclosure provides more information and specificity about the factors that may trigger a higher concentration of securities in a particular industry.  The Fund believes it has described in its registration statement its discretion to concentrate with as much detail as is practicable with respect to the circumstances under which the Fund may concentrate its investments. Therefore, the Registrant believes that the Fund’s concentration policy meets the requirements of The First Australia Fund no-action relief.

25.	Comment: Since the repurchase agreements are listed as a non-principal investment strategy, remove the reference to repurchase agreements from the principal investment strategy section.

Response: The Registrant will revise this disclosure as requested.

26.	Comment: Explain supplementally why counterparty risk is a non-principal risk when swaps are a principal investment strategy.

Response: The Registrant will move the counterparty risk to the Principal Investment Risks section of the Prospectus.

27.	Comment: Please disclose if Registrant’s policies and procedures with respect to the disclosure of the Portfolio’s securities are available on the Registrant’s website.

Response: The Registrant’s policies and procedures with respect to the disclosure of the Portfolio’s securities are not available on the Registrant’s website.

28.	Comment: Provide more information about the experience of the Adviser and the services it provides to the Fund in accordance with Item 10(a)(1) of Form N-1A.

Response:  The Registrant will disclose the year the Adviser was formed and its assets under management as of October 31, 2014.  The Registrant believes that the information disclosed about the services it provides to the Fund meets the requirements of Item 10(a)(1) of Form N-1A; however, it will change the phrase “the Adviser is responsible for the overall management of the Fund’s business affairs” to “the Adviser is responsible for the overall management of the Fund’s investment portfolio.”

29.
Comment: In the Statement of Additional Information, under “Borrowing”, please change the word “may” to “would” in the fifth sentence, so that the sentence will read:  “If such asset coverage should decline to less than 300% due to market fluctuations or other reasons, the Fund would be required to dispose of some of its portfolio holdings within three days….”

Response: The Registrant will revise the disclosure as requested.

30.	Comment: Under Fundamental Investment Policies, please add to the end of the section an explanation of what the Fund’s policy is on investing in commodities.

Response:   The Registrant will add below the list of Fundamental Investment Policies the following: “The 1940 Act does not directly restrict an investment company’s ability to invest in commodities, but does require that every investment company have a fundamental investment policy governing such investments. The Fund has adopted fundamental policies that would permit direct investment in commodities.”

31.	Comment: Please supplementally explain the role of Burton Lehman.

Response:  The 1940 Act explicitly permits registered investment companies to have advisory board members pursuant to Section 10 of the Investment Company Act of 1940, as amended. Mr. Lehman has been an advisor to the Board of Trustees since May 2012.  He attends the Board meetings and acts as a non-voting participant.  He helps the Board navigate the complex regulations applicable to the Fund because of his extensive experience and knowledge of the investment management industry.

32.
Comment:  Under “Material Conflicts of Interest”, the Fund states that the portfolio managers also manage other accounts, but the Adviser does not believe that the overlapping responsibilities present a material conflict of interest for, among other reasons, “the Fund and the other accounts are similarly managed.”  Consider whether the fact that the Fund and other accounts managed by the portfolio managers are similarly managed creates a conflict of interest instead of mitigating such a conflict of interest, and revise the disclosure accordingly.

Response:  The Registrant will revise the disclosure as follows:  “the portfolio management services are typically applied collectively to the management of the Fund and other accounts that are similarly managed.”

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

* * * * * *

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-2699 if you have any questions.

Sincerely yours,

/s/ Nancy P. O’Hara
Nancy P. O’Hara